Annual and Special Meeting of Shareholders
of
KIRKLAND LAKE GOLD LTD.
(the "Company")

May 7, 2019

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of
National Instrument 51-102 -Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual meeting of shareholders of the Company held on May 7, 2019 (the "Meeting"), we hereby advise of the following voting results as tabulated.

Total common shares issued and outstanding at record date (April 5, 2019)	210,053,229
Total shares represented at the Meeting in person and by proxy	163,523,596
Percentage of total shares represented at the Meeting	78%

Fixing the Number of Directors at Seven

Based on proxies received and votes cast by show of hands during the Meeting, the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed was fixed at seven, in accordance with the articles and by-laws of the Company, with the following results:

	Votes cast FOR	% of Votes cast FOR	Votes cast AGAINST	% of Votes cast AGAINST
Set the Number of Directors at Seven	145,748,254	99.760%	351,358	0.240%

Election of Directors

Based on proxies received and votes conducted by ballot during the Meeting, the following individuals were elected as directors of the Company until the next annual shareholders' meeting, with the following results:

Name of Nominee	Votes cast FOR	% Votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	145,907,841	99.869%	191,770	0.131%
Arnold Klassen	139,835,522	95.712%	6,264,089	4.288%
Pamela Klessig	145,660,580	99.699%	439,031	0.301%
Anthony Makuch	141,513,525	96.861%	4,586,086	3.139%
Barry Olson	145,416,750	99.533%	682,861	0.467%
Jeffrey Parr	145,994,083	99.928%	105,528	0.072%
Raymond Threlkeld	134,810,297	92.273%	11,289,314	7.727%

Re-Appointment of Auditors

Based on proxies received and votes cast by show of hands during the Meeting, KPMG LLP, Chartered Accountants, were appointed as independent auditors of the Company for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast WITHHELD	% of Votes cast WITHHELD
Appointment of Auditors	162,347,557	99.282%	1,173,988	0.718%

Say on Pay

Based on proxies received and votes cast by show of hands during the Meeting, shareholders approved the non-binding advisory resolution on approach to executive compensation, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of Votes cast AGAINST
Advisory Resolution on Executive Compensation	144,582,131	98.961%	1,511,811	1.035%